

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Kenneth Tindall
Chief Executive Officer
Medies
4 Fall Park Court
Leeds, West Yorkshire
LS13 2LP
United Kingdom

> **Re: Medies**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 19, 2022**
> **File No. 333-264308**

Dear Mr. Tindall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We note your disclosure on page 31 that "Mr. Tindall loaned the Company till May 31, 2022 the total of $43,811." Please file the related agreement as an exhibit to the registration statement or, alternatively, revise the second paragraph to clarify that there is only one related-party loan outstanding and reconcile the loan's respective due date. Refer to Item 601(b)(10) of Regulation S-K.

       You may contact Amy Geddes at 202-551-3304 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Mont E. Tanner, Esq.